EXHIBIT 99.1

Galapagos Appoints Tania Philipp as Chief Human Resources Officer

Seasoned Life Sciences Executive Joins Galapagos with Strong Track Record in Change Management

Mechelen, Belgium; March 5, 2026, 22:01 CET — Galapagos NV (Euronext & NASDAQ: GLPG) today announced the appointment of Tania Philipp as Chief Human Resources Officer (CHRO), effective March 4, 2026. Ms. Philipp will also join the Management Committee. She succeeds Annelies Missotten, who will remain with the company through June 30, 2026, to ensure a smooth transition.

Ms. Philipp brings nearly three decades of experience as an executive-level human resources leader supporting the vision, mission and objectives of life sciences companies. Most recently, she served as an Executive Human Resources Consultant at Vor Bio, following several years as Chief People Officer and Vice President, Head of People, supporting the organization through key phases of development. Prior to that, she held HR leadership roles including Vice President, Human Resources at Tango Therapeutics, and senior HR roles at Bavarian Nordic and other life science organizations. Ms. Philipp holds an M.A. in Psychology from the University of the Pacific and attended Hollins University.

“We are delighted to welcome Tania to Galapagos,” said Henry Gosebruch, CEO of Galapagos. “Tania brings a proven ability to build strong cultures within early-stage life sciences organizations undergoing transformation. She will play a critical role as we build a high-performing, purpose-driven culture at Galapagos focused on brining meaningful medicines to patients.”

Gosebruch continued: “I also want to thank Annelies for her outstanding leadership and contributions during her time at Galapagos. I am grateful that we will continue to benefit from her experience and leadership over the next several months as we continue to execute our transformation.”

“I am excited to join Galapagos at this important moment in the Company’s evolution,” said Ms. Philipp. “I look forward to partnering with the leadership team to further strengthen our culture and ensure we are well positioned to execute our strategy and deliver meaningful value for patients and shareholders.”

About Galapagos

Galapagos is a biotechnology company built to bring meaningful medicines to patients with serious diseases in therapeutic areas of unmet need. The Company combines world-class deal making expertise with capital to identify, acquire, and advance promising opportunities that have the potential to drive value for patients and shareholders. Applying a modality-agnostic asset selection approach and operational flexibility, Galapagos prioritizes oncology and immunology & inflammation programs with clear clinical proof-of-concept in emerging areas. For more information, visit www.glpg.com or follow us on LinkedIn or X.

For further information, contact Galapagos:
Investor Relations
Glenn Schulman

+1 412 522 6239
ir@glpg.com

Media
Media
Katie Morris
+1 952 288 6821
katiemorris@ententeinc.com

Visit us at www.glpg.com or follow us on LinkedIn or X.

Forward-looking statements
This press release may include forward-looking statements, all of which involve certain risks and uncertainties. These statements are often, but not always, made through the use of words or phrases such as “will,” “long-term,” and “forward,” and any similar expressions. These statements include, but are not limited to, statements regarding the announced leadership transition and changes in our Management Committee and key personnel; Mr. Philipp’s expected responsibilities and potential contributions to the company, and the company’s strategic formation. Any forward-looking statements in this press release are based on our management’s current expectations and beliefs and are not guarantees of future performance. Forward-looking statements may involve unknown and known risks, uncertainties, and other factors which might cause our actual results, performance, or achievements to be materially different from any historic or future results, performance, or achievements expressed or implied by such statements. These risks, uncertainties, and other factors include, without limitation, the risk that Galapagos will encounter challenges retaining or attracting talent, that our leadership transition may be disruptive to our business operations, and risks related to our ability to effectively transfer knowledge during this period of transition. A further list and description of these risks, uncertainties, and other factors can be found in our filings and reports with the Securities and Exchange Commission (SEC), including in our most recent annual report on Form 20‐F filed with the SEC, as supplemented and/or modified by any other filings and reports that we have made or will make with the SEC in the future. Given these risks and uncertainties, the reader is advised not to place any undue reliance on such forward-looking statements. In addition, even if our results, performance, or achievements are consistent with such forward-looking statements, they may not be predictive of results, performance, or achievements in future periods. These forward-looking statements speak only as of the date of publication of this press release. We expressly disclaim any obligation to update any forward-looking statements in this press release, unless required by law or regulation.